 December 21, 2010

VIA EDGAR AND FACSIMILE
Mr. Lyn Shenk, Branch Chief
Mr. Patrick Kuhn, Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Copa Holdings, S.A. Form 20-F for the Fiscal Year Ended December 31, 2009 Filed March 17, 2010 (File No. 001-32696)

Dear Mr. Shenk and Mr. Kuhn:

By letter dated December 10, 2010 (the “Comment Letter”), the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments to the annual report on Form 20-F for the fiscal year ended December 31, 2009, as filed on March 17, 2010 by Copa Holdings, S.A (the “Company”).  The Staff requested that the Company respond to the Comment Letter within ten (10) business days or otherwise inform the Staff when it would respond.

After reviewing the Comment Letter, our outside counsel informed the Staff that the Company would require several additional days to complete its analysis.  As per the telephone conversation between our outside counsel, Vanessa Gonzalez, and Mr. Shenk on December 21, 2010, we confirm that the Company is in the process of preparing its response, which it intends to submit to you no later than January 15, 2010.

Thank you for your consideration.  If you or any other member of the Staff has any questions, please do not hesitate to contact Duane McLaughlin or Vanessa Gonzalez at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2000.

Very truly yours,

_/s/ Pedro Heilbron___________________
Name: Pedro Heilbron
Title:  Chief Executive Officer

cc:	Duane McLaughlin, Esq. Vanessa Gonzalez, Esq. Cleary Gottlieb Steen & Hamilton LLP